Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


                           Key Themes - The New Aetna
                           --------------------------

After the sale of Aetna Financial Services and Aetna International, the new Aetna will consist of Aetna U.S. Healthcare, Aetna Group Insurance, Aetna Global Benefits and Large Case Pensions.

     o    It will be the nation's largest health care benefits company, with
          19.5 million health members, 14.8 million dental members and 11.5 million group insurance members.


The health business is profitable, with strong cash flows, and it has the potential to deliver industry-leading financial performance and significant value to our shareholders long term.

     o The company has considerable competitive strengths: broad geographic reach, strong market positions, a large membership base, comprehensive product offerings, extensive provider networks and information technology expertise, and a dedicated corps of employees who are recognized experts in their fields.

     o As a separate company, our health business should be able to bring intensified management focus on improved service to our customers and enhanced financial performance.


We recently have undertaken a comprehensive review of the company's health business model.

     o As a result, we are implementing a number of strategic initiatives to improve the performance of our health business.

     o These steps are focused on both the immediate need to improve financial performance and the imperative to transform our business model to offer more flexibility and choice.


Strategic initiatives include:

     o Restructuring our product portfolio to provide greater balance in our range of offerings, including the introduction of new products for January 2001 that focus on meeting consumer desires for greater personalization, flexibility and choice, and which are priced accordingly;

     o Improving relations with doctors and hospitals by eliminating unnecessary requirements and streamlining processes to eliminate hassles, while negotiating sensible contracts that meet the needs of all parties;

     o Leveraging Aetna's vast health care information technology assets to meet constituents' demand and achieve efficiencies;

     o Providing increased flexibility to regional management to address issues that arise locally, where care is delivered;

     o Being selective about which markets to compete in for each of our products, with an eye toward achieving profitable businesses everywhere we compete;

     o Realigning management and employee incentives to encourage cross-functional cooperation and solid business results;

     o Restructuring sales and broker compensation to encourage account retention and new business development; and

     o Strengthening management, starting with the selection of a new CEO with dynamic leadership abilities.

These efforts are intended to better leverage our considerable competitive strengths to the benefit of all of our constituencies:

     o More choices and better information to help people personalize their health benefits to meet their families' needs.

     o A close working relationship with doctors and hospitals to provide access to high-quality, patient-centered care with a minimum of administrative hassles.

     o A full spectrum of cost-effective health benefit and group insurance solutions for employers.

     o A challenging, stimulating and rewarding environment for a highly skilled and diverse work force.

     o A new era of growth and significant value to our shareholders long term.



July 20, 2000

     Key Themes -- Aetna Financial Services/International Sale to ING GROUP
     ----------------------------------------------------------------------


The sale of Aetna's financial services and international businesses to ING Group in a transaction valued at approximately $7.7 billion (approximately $5 billion in cash and $2.7 billion in the assumption of debt) and the simultaneous spin-off of the new health company represents an important step toward our goal of delivering value for Aetna's shareholders.

     o We believe this is a very attractive deal for Aetna's shareholders. In exchange for each Aetna share, shareholders will receive approximately $35 per share in cash from the sale of Aetna's financial services and international businesses to ING, and one share in the new health company (which will be spun off simultaneously). ING also will acquire $2.7 billion of Aetna's debt.

     o Importantly, the structure is expected to result in minimal taxes to Aetna, maximizing the amount of cash Aetna shareholders receive. Depending upon their cost basis, shareholders will be subject to capital gains taxes on the cash distribution plus the value of the health company share received in the transaction.

     o Further, as owners of the new health company, we believe Aetna shareholders will have the opportunity to benefit as Aetna takes steps to improve the financial performance and redefine the company's business model.


The sale of Aetna's financial services and international businesses to ING also is in the interest of our customers, employees and other important constituents.

     o Under ING's ownership, the financial services and international businesses will be part of a strong global company with significant commitment to continued future growth.

     o Our customers will benefit from ING's financial strength, access to substantial resources, and their ability to offer a broader array of products and services.


ING is committed to Hartford and the local communities in which it operates.

     o ING is committed to a strong Hartford presence. It will lease AFS' current headquarters for at least seven years and has committed to maintaining employment in Hartford at substantially current levels.

     o ING is a global company that operates locally - which means that not only are decisions made at a local level, but there also is a strong commitment to local cultures. ING has demonstrated its willingness to work with management in the communities where its businesses are located.

     o ING has taken significant steps to resolve any outstanding issues related to the Holocaust.




July 20, 2000

                      Questions and Answers for Employees
                      -----------------------------------

Sale to ING -
-------------

Why didn't Aetna split into two independently traded companies?
         All along, we've said that our goal is to deliver shareholder value, and we've also said that we would review any legitimate proposal that may enhance value. This is an attractive offer that we think makes sense for our shareholders and is also in the interests of our other constituents.

What will happen to AFS management?
         AFS management and all AFS and AII employees will be employed by ING at closing.

         Tom McInerney will take on the role of CEO of U.S. Worksite Business for ING Americas. This will include Aetna Financial Services' health, education, government and corporate business units, as well as the education and corporate operations and the worksite marketing operations of ReliaStar. The U.S. Worksite Business will be headquartered in Hartford.

         The AFS individual annuity business and Financial Network Investment Corporation will become part of the ING Americas U.S. Retail Business operation, which is to be headed by Bob Salipante, COO and president of ReliaStar, which also is being purchased by ING. Aeltus will continue to report to John Kim. He will be president and CEO of Aeltus, as well as ING-branded retail mutual funds.

Where will the financial services business be headquartered?
         ING has committed to maintain company operations in Hartford. The Tower building that AFS now occupies will be leased to ING at market rate for seven years.

Will the financial services business continue to operate under the Aetna name?
         The financial services business will operate under the Aetna name for a three-year interim period. After the first 18 months, ING may use the name only in conjunction with an ING brand (e.g., "ING/Aetna").

How many employees will be transferred to ING as a result of the transaction?
         All employees of AFS and AII as of closing, plus up to approximately 200 corporate employees. The majority of the corporate employees to be transferred will be in IT, corporate services such as security and hospitality, and other necessary support services. A smaller group will be in the areas of audit, controllers and tax.

Will there be layoffs in financial services and international?
         This transaction is not about layoffs. Of course, ING will determine appropriate staffing levels for all of its businesses, not just the AFS and AII acquisition. But ING has committed to having a significant presence in Hartford. ING has agreed to keep a severance program for AFS and U.S.-based AII employees equivalent to Aetna's in effect for at least two years from the closing date. And ING has agreed to provide for at least one year benefits to AFS employees, which, in the aggregate, are comparable to the current Aetna benefits.

When will employees know if they are going to lose their jobs?
         Any employees who are affected will be notified in a timely manner once decisions are made.

New health company -
--------------------

Where will the health company be headquartered? The health company will be headquartered in Hartford.

What will happen to Blue Bell and Middletown?
         Aetna will continue to have major facilities in Blue Bell and Middletown.

Will the health company continue to use the Aetna name?
         The new health company will be named Aetna Inc., and will have full rights to use the Aetna name in connection with its current businesses and operations.

Will Aetna change its logo?
         Decisions on brand positioning and corporate identity issues will be announced later.

What Hartford-area properties will the health company keep?
         The health company will keep the Rogers building (151 Farmington Avenue), as well as the Middletown (Aetna leases) and Windsor (Aetna owns) properties. In addition, the health company will continue to own State House Square (which houses Aeltus), but will lease part of it to ING. The health company will continue to own the Hartford Civic Center Mall.

What happens to CityPlace?
         ING will assume the master lease on CityPlace.

Won't the health company need far fewer corporate employees than at present?
         Some jobs may be affected, but it is too soon to know how many. The company hopes to rely largely on attrition. The health company still will need functions that currently exist at the corporate level (e.g., human resources, finance, corporate governance, compliance, SEC reporting, investor and public relations, etc.).


Employee and benefits questions -
---------------------------------

Does the close of the sale trigger a change in control?
         Yes.

What happens to employee stock options once the sale is completed?
         All the unvested options will vest. The Board's Committee on Compensation and Organization will adjust the options to reflect the sale. The value of stock options will be paid in cash or in new options in the health company.

What happens to bonuses?
         Management intends to fund the annual bonus pool at least at target performance level for this year. As always, awards on an individual basis will be made based upon performance evaluations. Compensation decisions ultimately will be made by the Board's Committee on Compensation and Organization.

What about Aetna's retirees - will they stay with the health business or go with AFS?
         The health business will retain all retirees. Only active
         AFS and AII employees will go to ING.

Questions impacting AFS/AII employees -
---------------------------------------

Will severance packages be offered to AFS and U.S.-based AII employees who are laid off?
         Yes. Severance packages will be offered to U.S.
         employees. ING has agreed to provide any affected financial services or international employees (within two years) the current Aetna job elimination severance program. If any other (corporate) employees are affected, they of course would qualify for Aetna severance. (Aetna has previously announced its job elimination severance program.)

How will these transactions affect AFS and AII employees' holdings in the 401(k) plan?
         As of closing, unvested 401(k) balances of AFS and U.S.-based AII employees transferring to ING will be vested. After the closing, the 401(k) balances of AFS and AII employees will be transferred to an ING 401(k) plan.

What happens to bonuses for AFS, AII and corporate employees who go to ING?
         The annual bonus program, including performance goals and funding arrangements still is in place. If the sale closes this year, management intends to fund the annual bonus pool for performance at least at target level.

What happens to the pension benefits for AFS and AII employees?
         Liabilities of the pension plan of AFS and AII active employees (and related assets) will be transferred to an ING pension plan. ING will be responsible for administering the ING pension plan for AFS employees after the closing. Employees will receive credit for their service at Aetna under the ING plan.

What happens to those eligible for retiree medical coverage?
         Active employees in AFS and AII eligible for retiree medical at the closing will be eligible to elect retiree medical health coverage from the health business. Employees not eligible for retiree medical health as of the closing will participate in the ING retiree medical plan.

When will we hear more in detail about benefits?
         ING and Aetna will coordinate to provide a regular update on benefits for affected employees.




July 20, 2000

          ***********************************************************

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to,Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.